Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash	$101,030	$96,626
Accounts receivable	384,479	372,336
Inventory	31,173	34,081
Assets held for sale (Note 6)	35,340	19,658
Total current assets	552,022	522,701
Non-current assets:
Income tax recoverable	2,394	2,449
Deferred tax assets	20,451	36,880
Right of use assets (Note 2(c))	70,570	–
Property, plant and equipment	2,951,783	3,038,612
Intangibles	34,508	35,401
Total non-current assets	3,079,706	3,113,342
Total assets	$3,631,728	$3,636,043

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$238,455	$274,489
Income taxes payable	9,710	7,673
Lease obligation (Note 2(c))	13,597	–
Total current liabilities	261,762	282,162

Non-current liabilities:
Share-based compensation (Note 10)	7,882	6,520
Provisions and other	10,338	10,577
Lease obligation (Note 2(c))	57,481	–
Long-term debt (Note 8)	1,651,352	1,706,253
Deferred tax liabilities	63,748	72,779
Total non-current liabilities	1,790,801	1,796,129
Shareholders’ equity:
Shareholders’ capital (Note 11)	2,322,280	2,322,280
Contributed surplus	55,435	52,332
Deficit	(951,060)	(978,874)
Accumulated other comprehensive income (Note 13)	152,510	162,014
Total shareholders’ equity	1,579,165	1,557,752
Total liabilities and shareholders’ equity	$3,631,728	$3,636,043

See accompanying notes to interim consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018

Revenue (Note 3)	$434,043	$401,006
Expenses:
Operating	288,608	274,574
General and administrative	31,030	28,963
Restructuring (Note 7)	6,438	–
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	107,967	97,469
Depreciation and amortization	86,753	88,435
Gain on asset disposals (Note 5)	(35,050)	(1,127)
Impairment reversal (Note 5)	(5,810)	–
Foreign exchange	(2,123)	1,215
Finance charges (Note 9)	31,303	31,679
Gain on repurchase of unsecured senior notes	(313)	–
Earnings (loss) before income taxes	33,207	(22,733)
Income taxes:
Current	1,610	1,566
Deferred	6,583	(6,222)
	8,193	(4,656)
Net earnings (loss)	$25,014	$(18,077)
Net earnings (loss) per share: (Note 12)
Basic	$0.09	$(0.06)
Diluted	$0.08	$(0.06)

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2019	2018
Net earnings (loss)	$25,014	$(18,077)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(48,518)	53,734
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	39,014	(45,455)
Comprehensive income (loss)	$15,510	$(9,798)

See accompanying notes to interim consolidated financial statements.

2

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2019	2018
Cash provided by (used in):
Operations:
Net earnings (loss)	$25,014	$(18,077)
Adjustments for:
Long-term compensation plans	7,312	7,899
Depreciation and amortization	86,753	88,435
Gain on asset disposals	(35,050)	(1,127)
Impairment reversal	(5,810)	–
Foreign exchange	(2,238)	1,448
Finance charges	31,303	31,679
Income taxes	8,193	(4,656)
Other	122	(916)
Gain on repurchase of unsecured senior notes	(313)	–
Income taxes paid	(337)	(324)
Income taxes recovered	1,071	36
Interest paid	(20,233)	(500)
Interest received	206	129
Funds provided by operations	95,993	104,026
Changes in non-cash working capital balances	(55,406)	(65,837)
	40,587	38,189
Investments:
Purchase of property, plant and equipment	(70,962)	(22,291)
Purchase of intangibles	(438)	(7,791)
Proceeds on sale of property, plant and equipment	57,877	6,050
Changes in non-cash working capital balances	(3,263)	172
	(16,786)	(23,860)
Financing:
Lease payments	(1,672)	–
Repurchase of unsecured senior notes	(16,672)	–
	(18,344)	–
Effect of exchange rate changes on cash and cash equivalents	(1,053)	2,463
Increase in cash and cash equivalents	4,404	16,792
Cash and cash equivalents, beginning of period	96,626	65,081
Cash and cash equivalents, end of period	$101,030	$81,873

See accompanying notes to interim consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 13)	Deficit	Total equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment (Note 2(c))	–	–	–	2,800	2,800
Net earnings for the period	–	–	–	25,014	25,014
Other comprehensive loss for the period	–	–	(9,504)	–	(9,504)
Share-based compensation expense (Note 10)	–	3,103	–	–	3,103
Balance at March 31, 2019	$2,322,280	$55,435	$152,510	$(951,060)	$1,579,165

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2018	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336
Net loss for the period	–	–	–	(18,077)	(18,077)
Other comprehensive gain for the period	–	–	8,279	–	8,279
Share-based compensation expense (Note 10)	–	1,870	–	–	1,870
Balance at March 31, 2018	$2,319,293	$45,907	$139,889	$(702,681)	$1,802,408

See accompanying notes to interim consolidated financial statements.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2018.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2018 except for the adoption of new accounting standards on January 1, 2019 as described in Note 2(c).

These condensed consolidated interim financial statements were approved by the Board of Directors on April 24, 2019.

(b) Use of Estimates and Judgements

The preparation of the condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed consolidated interim financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2018 except for those impacted by the adoption of new accounting standards.

(c) Changes to Accounting Policies

The following standards became effective on January 1, 2019, and were adopted using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings.

(i)	IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees and requires a lessee to recognize a right of use asset representing its right to direct the use of the underlying asset as well as a lease obligation representing the Corporation’s obligation to make future lease payments. Lessor accounting remained similar to the current standard in which lessors classify leases as either finance or operating leases.

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On January 1, 2019, Precision adopted IFRS 16 using the modified retrospective approach. Under this approach, comparative information has not been restated and continues to be reported under IAS 17 and related interpretations. The adopted accounting policies and impact of applying IFRS 16 are disclosed below.

Significant accounting policy

At inception, Precision assesses whether its contracts contain a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The assessment of whether a contract conveys the right to control the use of an identified asset considers whether:

•	the contract involves the use of an identified asset and the substantive substitution rights of the supplier. If the supplier has a substantive substitution right, then the asset is not identified;

•	the lessee’s right to obtain substantially all of the economic benefits from the use of the asset; and

•	the lessee’s right to direct the use of the asset, including decision-making to change how and for what purpose the asset is used.

Upon transition to IFRS 16, the Corporation elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The new standard was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and related interpretations were not reassessed. Therefore, this definition has been applied only to contracts entered into, or changed, on or after January 1, 2019. At inception or on reassessment of a contract that contains a lease component, Precision allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Leases in which Precision is a lessee

The Corporation recognizes a right of use asset and corresponding lease obligation at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for lease payments made on or before commencement date, incurred initial direct costs, estimated site retirement costs and any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. The estimated useful lives of right of use assets are consistent with those of property, plant and equipment. In addition, the right of use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the minimum lease payments not paid at commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, Precision uses its incremental borrowing rate as the discount rate for those leases in which it is the lessee.

Lease payments included in the measurement of the lease obligation comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•	the exercise price under a purchase option that the Corporation is reasonably certain to exercise, lease payments in an optional renewal period if the Corporation is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Corporation is reasonably certain not to terminate early.

The lease obligation is measured at amortized cost using the effective interest method. The measurement of lease obligations require the use of certain estimates and assumptions including discount rates, exercise of lease term extension options, and escalating lease rates. It is remeasured when there is a change in:

•	future lease payments arising from a change in an index or rate

•	the estimated amount expected to be payable under a residual value guarantee, or

•	the assessment of whether the Corporation will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

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In the comparative period, Precision classified its leases that transferred substantially all the risks and rewards of ownership as finance leases. These leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments, excluding any contingent payments. Subsequently, these assets were accounted for in accordance with the applicable accounting policy respective to that asset.

Assets held under other leases were classified as operating leases and were not recognized on the consolidated statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

Leases in which Precision is a lessor

When Precision acts as a lessor, at inception, the Corporation evaluates the classification as either a finance or operating lease.

To classify each lease, the Corporation makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.

When acting as a sub-lessor, Precision accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right of use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease then the Corporation classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, the Corporation applies IFRS 15 to allocate the consideration in the contract. Precision recognizes lease payments received under operating leases for drilling rigs as income on a systematic basis, drilling days, over the lease term as part of revenue.

The accounting policies applicable to the Corporation as a lessor in the comparative period were not different from IFRS 16. However, when Precision was an intermediate lessor the sub-leases were classified with reference to the underlying asset.

Transition

The Corporation adopted IFRS 16 on January 1, 2019 using the modified retrospective method of adoption. When applying the modified retrospective approach to leases previously classified as operating leases under IAS 17 and related interpretations, the lessee can elect, on a lease-by-lease basis, whether to apply a number of practical expedients on transition. On initial adoption of the new standard, Precision elected to use the following practical expedients, where applicable, to:

•	grandfather the assessment of which contracts contained leases under IFRS 16 to only those previously identified as leases under IAS 17 and related interpretations;

•	not apply the requirements of the standard to short-term and low-value leases;

•	treat existing operating leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases; and

•	apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

In addition, at the date of initial application, for those leases previously classified as an operating lease under IAS 17, Management elected to recognize and measure the respective right of use assets at the amount equal to the lease obligation, adjusted for any prepaid or accrued lease payment immediately before the date of initial application. The opening balance sheet adjustment in relation to these leases was:

January 1, 2019
Right of use asset	$73,464
Accounts receivable	(2,800)
Lease obligation	(73,464)
Deficit	2,800

When measuring certain lease obligations at the date of transition, minimum lease payments were discounted using the Corporation’s incremental borrowing rate. The weighted average of the incremental borrowing rates applied was 6.1%. At the date of transition, the Corporation derecognized $3 million of its deferred base rent balance which was established to straight-line amortize escalating corporate office rent expenses over the term of the lease.

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(ii)	IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes. The interpretation requires the entity to use the most likely amount or the expected value of the tax treatment if it concludes that it is not probable that a particular tax treatment will be accepted. It requires an entity to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. Using the modified retrospective method of adoption, Precision initially applied IFRIC 23 on January 1, 2019 and it did not have a material impact on the consolidated financial statements.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 4). Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended March 31, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$105,919	$51,403	$–	$(980)	$156,342
United States	225,548	4,416	–	(60)	229,904
International	47,797	–	–	–	47,797
	$379,264	$55,819	$–	$(1,040)	$434,043

Day rate/hourly services	$362,696	$55,819	$–	$(119)	$418,396
Shortfall payments/idle but contracted	4,179	–	–	–	4,179
Turnkey drilling services	305	–	–	–	305
Directional services	9,646	–	–	–	9,646
Other	2,438	–	–	(921)	1,517
	$379,264	$55,819	$–	$(1,040)	$434,043

Three Months Ended March 31, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$151,338	$46,980	$–	$(1,734)	$196,584
United States	155,903	3,062	–	(104)	158,861
International	45,561	–	–	–	45,561
	$352,802	$50,042	$–	$(1,838)	$401,006

Day rate/hourly services	$320,696	$50,042	$–	$(354)	$370,384
Shortfall payments/idle but contracted	10,339	–	–	–	10,339
Turnkey drilling services	9,249	–	–	–	9,249
Directional services	8,672	–	–	–	8,672
Other	3,846	–	–	(1,484)	2,362
	$352,802	$50,042	$–	$(1,838)	$401,006

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 36% (2018 - 49%) of consolidated revenue for the three months ended March 31, 2019 and 34% (2018 - 42%) of consolidated total assets as at March 31, 2019. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

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NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended March 31, 2019	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$379,264	$55,819	$–	$(1,040)	$434,043
Operating earnings (loss)	81,267	5,624	(24,817)	–	62,074
Depreciation and amortization	77,999	4,949	3,805	–	86,753
Loss (gain) on asset disposals	(35,001)	(56)	7	–	(35,050)
Impairment reversal	(5,810)	–	–	–	(5,810)
Total assets	3,282,591	186,971	162,166	–	3,631,728
Capital expenditures	70,385	662	353	–	71,400

Three Months Ended March 31, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$352,802	$50,042	$–	$(1,838)	$401,006
Operating earnings (loss)	33,266	(2,231)	(20,874)	–	10,161
Depreciation and amortization	79,738	5,964	2,733	–	88,435
Loss (gain) on asset disposals	(2,038)	911	–	–	(1,127)
Total assets	3,519,077	207,967	202,659	–	3,929,703
Goodwill	206,017	–	–	–	206,017
Capital expenditures	21,082	1,096	7,904	–	30,082

A reconciliation of operating earnings to earnings (loss) before taxes is as follows:

	Three Months Ended March 31,
	2019	2018
Total segment operating earnings	$62,074	$10,161
Add (deduct):
Foreign exchange	(2,123)	1,215
Finance charges	31,303	31,679
Gain on repurchase of unsecured senior notes	(313)	–
Earnings (loss) before taxes	$33,207	$(22,733)

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NOTE 5. ASSET DISPOSALS

(a)	Mexico

During the first quarter of 2019, Precision sold its five Mexico-based drilling rigs and ancillary equipment, contained within its Contract Drilling Services segment, for proceeds of US$48 million. At March 31, 2019, Precision had received US$40 million for the sale of four drilling rigs and ancillary equipment for a gain of US$24 million. In April 2019, Precision expects to receive the remaining US$8 million which will be due upon delivery of the final rig. As a result, Precision reversed US$4 million of impairment pertaining to the final rig. The impairment reversal brought the carrying value of the final rig equal to its fair value of US$8 million and was reclassified as held for sale at March 31, 2019.

(b)	Snubbing

Subsequent to March 31, 2019, Precision entered into a purchase and sale agreement to dispose of certain snubbing units and related equipment, contained within the Completion and Production Services segment, for proceeds of $8 million. The snubbing assets disposal group was classified as held for sale at March 31, 2019 and measured at its carrying value of $5 million. This transaction closed on April 15, 2019.

NOTE 6. ASSETS HELD FOR SALE

Precision identified three disposal groups as held for sale as at March 31, 2019: legacy rigs, the Mexico rig (described in Note 5), and snubbing assets (described in Note 5). Initially identified at December 31, 2018, the legacy rigs disposal group is comprised of drilling rigs that no longer meet the Corporation’s High-Performance technology standards. Contained within its Contract Drilling Services segment, the legacy rig disposal group has been measured at its carrying value of $20 million, which is less than its estimated fair value. The disposal of the legacy rigs is expected to be completed prior to December 31, 2019.

NOTE 7. RESTRUCTURING

During the first quarter of 2019, Precision incurred restructuring charges of $6 million (2018 - nil) primarily relating to severance as the Corporation continued to align its cost structure to reflect reduced Canadian activity levels.

NOTE 8. LONG-TERM DEBT

		March 31,		December 31,	March 31,	December 31,
		2019		2018	2019	2018
Senior Credit Facility	US$	–	US$	–	$–	$–
Unsecured senior notes:
6.50% senior notes due 2021		165,625		165,625	220,997	226,113
7.75% senior notes due 2023		350,000		350,000	467,012	477,823
5.25% senior notes due 2024		348,461		351,104	464,958	479,331
7.125% senior notes due 2026		390,000		400,000	520,385	546,084
	US$	1,254,086	US$	1,266,729	1,673,352	1,729,351
Less net unamortized debt issue costs					(22,000)	(23,098)
					$1,651,352	$1,706,253

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	Senior Credit Facility	Unsecured senior notes	Debt issue cost	Total
Balance December 31, 2018	$–	$1,729,351	$(23,098)	$1,706,253
Changes from financing cash flows:
Repurchase of unsecured senior notes	–	(16,672)	–	(16,672)
	–	1,712,679	(23,098)	1,689,581
Gain on repurchase of unsecured senior notes	–	(313)	–	(313)
Amortization of debt issue costs	–	–	1,098	1,098
Foreign exchange adjustment	–	(39,014)	–	(39,014)
Balance at March 31, 2019	$–	$1,673,352	$(22,000)	$1,651,352

During the first quarter of 2019, Precision repurchased and cancelled US$10 million of the 7.125% unsecured senior notes due 2026 and US$3 million of the 5.25% notes due 2024 and initiated the redemption of US$30 million principal amount of its 6.50% senior notes due 2021. The redemption closed on April 16, 2019. Subsequent to March 31, 2019, Precision initiated the redemption of an additional US$20 million principal amount of its 6.50% senior notes due 2021. The redemption is expected to close on May 20, 2019.

At March 31, 2019, Precision was in compliance with the covenants of the senior credit facility and unsecured senior notes.

Long-term debt obligations at March 31, 2019 will mature as follows:

2021	$220,997
2023	467,012
Thereafter	985,343
$1,673,352

NOTE 9. FINANCE CHARGES

	Three Months Ended March 31,
	2019	2018
Interest:
Long-term debt	$29,183	$30,424
Lease obligations	852	–
Other	110	17
Income	(183)	(119)
Amortization of debt issue costs and loan commitment fees	1,341	1,357
Finance charges	$31,303	$31,679

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NOTE 10. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non- Management Directors’ DSUs (b)	Total
December 31, 2018	$5,409	$4,521	$2,481	$12,411
Expensed during the period	3,157	1,385	1,262	5,804
Payments and redemptions	(3,514)	(3,107)	–	(6,621)
March 31, 2019	$5,052	$2,799	$3,743	$11,594

Current	$2,439	$1,273	$–	$3,712
Long-term	2,613	1,526	3,743	7,882
	$5,052	$2,799	$3,743	$11,594

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2018	4,055,914	4,542,990
Granted	3,973,400	1,870,000
Redeemed	(1,366,754)	(1,278,911)
Forfeited	(181,099)	(1,698,652)
March 31, 2019	6,481,461	3,435,427

(b) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2018	1,053,635
Granted	127,612
March 31, 2019	1,181,247

Equity Settled Plans

(c) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2018 and March 31, 2019	93,173

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(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2018	4,733,156	$4.35	—	14.31	$7.78	3,786,473
Forfeited	(662,705)	9.02	—	10.67	10.61
March 31, 2019	4,070,451	$4.35	—	14.31	$7.32	3,617,936

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2018	6,065,850	$3.21	—	10.74	$5.17	3,224,078
Granted	599,300	2.56	—	2.56	2.56
Forfeited	(294,000)	10.74	—	10.74	10.74
March 31, 2019	6,371,150	$2.56	—	9.18	$4.67	4,302,873

The per option weighted average fair value of the share options granted during 2019 was $1.17 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 2.5%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 57%. Included in net earnings for the three months ended March 31, 2019 is an expense of $1 million (2018 - $1 million).

(e) Executive Performance Share Units

Precision granted PSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. These PSUs vest over a three year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted. A summary of the activity under this share-based incentive plan is presented below:

	Outstanding	Weighted Fair Value
December 31, 2018	3,191,067	$6.14
Granted	4,211,600	4.11
Forfeited	(25,767)	6.02
March 31, 2019	7,376,900	$4.98

The per unit weighted average fair value of the performance share units granted during 2019 was $4.11 estimated on the grant date using a Monte Carlo simulation and Black-Scholes option pricing model with the following assumptions: share price of $3.23, average risk-free interest rate of 2.4%, average expected life of three years, expected volatility of 56%, and an expected dividend yield of nil. Included in net earnings for the three months ended March 31, 2019 is an expense of $2 million (2018 - $1 million).

NOTE 11. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
Balance at December 31, 2018 and March 31, 2019	293,781,836	$2,322,280

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NOTE 12. PER SHARE AMOUNTS

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended March 31,
	2019	2018
Net earnings (loss) - basic and diluted	$25,014	$(18,077)

	Three Months Ended March 31,
(Stated in thousands)	2019	2018
Weighted average shares outstanding – basic	293,782	293,239
Effect of stock options and other equity compensation plans	6,419	–
Weighted average shares outstanding – diluted	300,201	293,239

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Loss	Foreign Exchange Gain on Net Investment Hedge	Accumulated Other Comprehensive Income
December 31, 2018	$616,363	$(454,349)	$162,014
Other comprehensive income (loss)	(48,518)	39,014	(9,504)
March 31, 2019	$567,845	$(415,335)	$152,510

NOTE 14. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at March 31, 2019 was approximately $1,662 million (December 31, 2018 - $1,548 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

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